SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities

Exchange Act of 1934

PetroSearch Energy Corporation

(Name of Subject Company (Issuer))

Tiberius Capital, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71675Y100

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,951,399	$277

*	Estimated solely for purposes of calculating the filing fee. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 31, 2009, and the Form 10-Q filed May 15, 2009. This amount is determined by multiplying (a) the 15,004,239 shares of common stock, par value $0.001 per share, of the issuer (“Shares”) which the offeror is offering to purchase (which amount, together with the 6,106,014 Shares owned by the offeror, is 51% of the total outstanding Shares on a fully diluted basis) by (b) the offer price of $0.33 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$277
Form or Registration No.:	Schedule TO-T
Filing Party:	Tiberius Capital, LLC
Date Filed:	June 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) is filed by Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 23, 2009, Amendment No. 2 thereto filed with the SEC on July 6, 2009, and Amendment No. 3 thereto filed with the SEC on July 16, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase 15,004,239 shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch Energy Corporation, a Nevada corporation (the “Company), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The purposes of this Amendment are (i) to correct an error that appeared in the Press Release dated July 16, 2009 that was attached as Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO and (ii) to amend the Minimum Cash Condition of the Offer. In particular, this Amendment changes the Minimum Cash Condition from “Purchaser being satisfied, in its reasonable discretion, that PetroSearch retains at least $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer” to “Purchaser being satisfied, in its reasonable discretion, that the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer”. $8.75 million is the threshold amount of working capital of the Company below which there would be a “Final Working Capital Shortfall” as defined in the Agreement and Plan of Merger by and among Double Eagle Petroleum Co., DBLE Acquisition Corporation and the Company dated as of March 30, 2009 (the “Merger Agreement”), which is attached as Appendix A to the Preliminary Proxy Statement of the Company that is incorporated as part of the Registration Statement on Form S-4 filed by Double Eagle Petroleum Co. on April 20, 2009. The purpose of this amendment is for the Minimum Cash Condition of the Offer to match the $8.75 million threshold amount for a “Final Working Capital Shortfall” in the Merger Agreement.

Items 1 through 10.

The Minimum Cash Condition to Purchaser’s obligation to consummate the Offer has been changed to: “Purchaser being satisfied, in its reasonable discretion, that the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer”. All references in the Offer to Purchase, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the Minimum Cash Condition as “Purchaser being satisfied, in its reasonable discretion, that PetroSearch retains at least $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer” are hereby amended and restated to refer to “Purchaser being satisfied, in its reasonable discretion, that the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer”.

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

Cover Page

Replacing clause (iv) of the first sentence of the second paragraph of the cover page of the Offer to Purchase (and clause (iv) of the first sentence of the third paragraph of the Letter to Brokers, and clause (iv) of the first sentence of the fourth bullet-pointed paragraph of the Letter to Clients) with the following:

(iv) the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer;

Summary Term Sheet

Replacing clause (iv) of the first sentence of the paragraph under the heading “What are the most significant conditions of the Offer?” on page 5 of the Offer to Purchase with the following:

(iv) the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer;

Introduction

Replacing the sentence immediately following the heading “4. The Minimum Cash Condition.” with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the working capital of PetroSearch remains at least $8.75 million immediately prior to the expiration of the Offer (the “Minimum Cash Condition”).

Item 11. Additional Information.

One of the purposes of this Amendment is to correct an error that appeared in the Press Release dated July 16, 2009 that was attached as Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(5)(E) Corrected Press Release dated July 16, 2009.”

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 22, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 22, 2009*

(a)(5)(B)	Letter from Tiberius Capital, LLC to PetroSearch Energy Corporation dated June 22, 2009*

(a)(5)(C)	Letter from an Affiliate of Tiberius Capital, LLC to the Board of Directors of PetroSearch Energy Corporation dated June 23, 2009*

(a)(5)(D)	Press Release dated July 16, 2009*

(a)(5)(E)	Corrected Press Release dated July 16, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2009

TIBERIUS CAPITAL, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated June 22, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 22, 2009*

(a)(5)(B)	Letter from Tiberius Capital, LLC to PetroSearch Energy Corporation dated June 22, 2009*

(a)(5)(C)	Letter from an Affiliate of Tiberius Capital, LLC to the Board of Directors of PetroSearch Energy Corporation dated June 23, 2009*

(a)(5)(D)	Press Release dated July 16, 2009*

(a)(5)(E)	Corrected Press Release dated July 16, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.